National Energy Services Reunited Corp. appoints Christopher L. Boone as Chief Financial Officer

HOUSTON, May 28, 2019 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today announced the appointment of Christopher “Chris” L. Boone as Chief Financial Officer, effective May 28, 2019. Mr. Boone will lead all financial functions at NESR, including strategic and financial planning, accounting, treasury, tax, internal audit, investor relations, and compliance. Mr. Boone has over 25 years of industry experience including advising private equity transactions and previously served as Chief Financial Officer at Tesco Corporation (NYSE: TESO) until its acquisition by Nabors Industries Ltd. in 2017 and through the transition to Nabors until in early 2018. Prior to that, Mr. Boone worked at Lufkin Industries (NASDAQ: LUFK) in various financial and operational roles for nearly 20 years and was its Chief Financial Officer from 2008 until its acquisition by General Electric in 2013. Mr. Boone replaces Ms. Melissa Cougle who has decided to step down to take another role in the industry due to family considerations.

Sherif Foda, Chairman and Chief Executive Officer commented, “We are extremely pleased to have Chris join the NESR leadership team. Chris’s financial leadership and hands-on experience in working with innovative, high growth businesses with an international footprint in oilfield services makes him an excellent fit for NESR. I look forward to working with Chris in pursuit of becoming one of the best companies in oilfield services worldwide. I would also like to take this opportunity to thank Melissa for her valuable contribution and wish her continued success and the best of luck in her future endeavors.”

“I am thrilled to be joining Sherif and the leadership team at NESR,” said Mr. Boone. “It is rare to find oilfield services businesses with such a strong culture and compelling vision for the future. I have been an admirer of NESR’s vision and the agility at what has been done in just two years and look forward to contributing to our bright future.”

Mr. Boone holds a Bachelor of Science degree from Washington and Lee University in Virginia and has an MBA degree from Thunderbird School of Global Management.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 3,700 employees, representing more than 40 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation and Pumping, and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, statements regarding the benefits resulting from the Company’s recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: the ability to recognize the anticipated benefits of the Company’s recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, the Company’s ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably; integration costs related to the Company’s recent business combination; estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

For inquiries regarding NESR, please contact:

Dhiraj Dudeja

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com